THERMADYNE HOLDINGS CORPORATION

16052 Swingley Ridge Road, Suite 300

Chesterfield, Missouri 63017

August 19, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Traci A. Hornfeck

Re:	Thermadyne Holdings Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2004
Quarterly Report on Form 10-Q for the period ended March 31, 2005
Form 8-K dated April 28, 2005

Dear Ms. Hornfeck:

This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated August 5, 2005 from Lynn Dicker, Reviewing Accountant, to David L. Dyckman, Executive Vice President and Chief Financial Officer of Thermadyne Holdings Corporation (“Thermadyne”).  The comments (in bold type) and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter.  In response to the Staff’s comments, and, to the extent possible we have modified our disclosures included in our June 30, 2005 Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005.  Additionally, we intend to modify our disclosures in our future Quarterly and Annual Reports on Form’s 10-Q and 10-K in response to the Staff’s comments.

We advise you as follows:

Form 10-K for the year ended December 31, 2004

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 27

Intangible Assets, page 27

1.                                      We note that you recorded $123 million as goodwill in order to record the excess of the Reorganization Value over identifiable assets and that you recorded $34 million as indefinite-lived intangible assets related to your trademark.  Please revise and tell us the basis for classifying the trademark as an indefinite-lived intangible asset.

Response:

Our trademarks are generally associated with our significant and well-established product brands.  The product brands have a well-recognized market presence; in many cases have been in existence and in commerce for numerous decades.  We plan to continue to develop, produce and sell products under the trademarks so that the cash flows associated with our trademarks are expected to continue indefinitely.  We also considered the product life cycle of the products sold under the trademark, the competitive environment and trends in demand and concluded that they support the indefinite life determination.

We have applied the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” in our accounting treatment for these assets and, accordingly, evaluate their remaining useful lives and test them for impairment on an annual basis or more frequently as impairment indicators arise.  Any changes in our estimates related to these assets and impacts to our Consolidated Financial Statements will be disclosed pursuant to the provisions of SFAS 142.

In future filings we will expand our “Significant Accounting Policies” disclosure to include the following:

“Our trademarks are generally associated with our significant and well-established product brands, and cash flows associated with these products are expected to continue indefinitely.  The Company has placed no limit on the end of our trademarks’ useful lives.”

2.                                      In light of your significant fresh-start goodwill and intangible assets, please tell us and revise to disclose whether your actual results of operations are consistent with those projected in your fresh start valuation.

Response:

With respect to our response to Comment 2, we respectfully refer the Staff to the Company’s response to Comment 6.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

3.                                      We note that you have foreign subsidiaries and that local currencies are the functional currencies of these entities.  Additionally, we note that the effect of exchange rate changes on cash has not been included as an item on the cash flow statement.  According to SFAS 95 you should determine the impact of changes in exchange rates on cash using the computational guidance set forth in Example 2 to Appendix C to that Standard.  Please revise your statement of cash flows to reflect the effects of exchange rates in accordance with SFAS 95 or advise.

Response:

With respect to SFAS 95, and effective with our March 31, 2005 Quarterly Report on Form 10-Q filed with the Commission on May 10, 2005, we have prepared our Consolidated Statement of Cash Flows on a basis consistent with the provisions of SFAS 95 and the computational guidance set forth in Example 2 to Appendix C.  Accordingly, the Company has included the effect of exchange rate changes as an item on the cash flow statement for both the current period and prior period presentations.

Note 2.  Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

4.                                      We see your current revenue recognition disclosures that revenue is “typically recognized upon shipment to the customer,” but believe that this policy should be more specific.  If the policies vary by product please provide revenue recognition policies that are product specific.  The policies should address the extent of any customer acceptance, installation, training or other post-shipment obligations, rights of return, etc. and how these impact revenue recognition.  Clarify why shipment is the appropriate point for revenue recognition and whether the terms of shipment are FOB shipping or destination.  In addition, provide details of whether your revenue arrangements have multiple deliverables, since we see on page two of the business section that your products include equipment, accessories and consumables, and the impact of EITF 00-21.

Response:

Our terms of shipment are FOB shipping point or FOB destination.  In both cases, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is determinable and collectibility is reasonably assured.  In addition, we maintain consignment arrangements with certain of our customers and retain risks of ownership associated with the products until the products are placed into service by the customer.  In such cases, revenue is recognized by the Company when the products are placed into service by the customer and the terms of the consignment arrangements have been satisfied.

Our revenue arrangements do not contain multiple deliverables and therefore EITF 00-21 is not applicable.

With respect to future filings, we will modify our “Significant Accounting Policies” “Revenue Recognition” disclosure to include the following:

“We sell a majority of our products through distributors with our standard terms of sale of FOB shipping point or FOB destination.  The Company has certain consignment arrangements whereby revenue is recognized when products are used by the customer from consigned stock.  Under all circumstances, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is determinable and collectibility is reasonably assured.”

5.                                      We see on page eight that your products are sold through distributors.  Please tell us whether you offer sales incentives, credits, discounts or price protection or have other arrangements with these distributors or other parties.  Additionally, tell us about the significant terms of your agreements with distributors including payment, return, exchange and other significant matters.  Explain and support why you believe it is appropriate to recognize revenue upon shipment of products to distributors.  Please revise your revenue recognition policy to specifically address transactions with distributors.  Refer to SAB 104, SFAS 48 and EITF 01-09 as necessary.

Response:

We generally sell our products through distributor networks and sponsor a number of incentive programs to augment distributor sales efforts.  Included in our incentive programs are certain rebate programs and sales and market share growth incentive programs.  The costs associated with our sales programs are recorded as a reduction of revenue.

Terms of sale generally include our standard FOB shipping point terms, 60-day payment terms and standard warranties for which reserves, based upon estimated warranty liabilities, have been recorded.  For product that is returned due to issues outside the scope of our warranty agreements, restocking charges will generally be assessed.

We believe it is appropriate to recognize revenue upon shipment to distributors as the criteria of revenue recognition per the provision of SAB 104, Topic 13 have been met.  Specifically, it is our belief that it is at this point where persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is determinable and collectibility is reasonably assured.

With respect to SFAS 48, we believe it is appropriate to recognize revenue upon shipment to the distributor, or in the event of consignment arrangements, when product is placed into use as the provisions of SFAS 48, specifically paragraph 6, have all been met.  In addition, we provide reserves for estimated product returns.

With respect to EITF 01-09, specifically as related to Issues 1 and 6 of that Abstract, consideration provided to customers in the form of sales incentives are recorded as a reduction of revenue and are recorded in the period earned and allocated to interim periods based upon the revenue streams for which the sales incentives apply.

Note 4.  Plan of Reorganization, page F-11

6.                                      We note that you recorded goodwill of $135.9 million and other intangibles of $79.4 million upon the adoption of fresh start accounting.  Tell us and expand, in the footnotes and in management’s discussion and analysis of financial condition and results of operations, to disclose the significant assumptions used to determine the $518 million reorganization value, the intangible assets value and related goodwill.  Please expand to describe in more detail disclosures about estimated revenues, operating expenses and cash flows and the discount rates and other significant assumptions applied.  Describe assumptions about anticipated conditions that are expected to be different from current conditions and your recent operating history.

Response, with respect to Comments 2 and 6:

In accordance with AICPA Statement of Position 90-7, we adopted fresh-start accounting whereby our assets, liabilities and new capital structure were adjusted to reflect estimated fair value at May 31, 2003.  We determined the reorganization value through consultation with our financial advisors, by developing a range of values using both comparable companies and net present value approaches. The reorganization value was based in part on financial projections prepared by us for the period 2003 through 2012.  These projections assume a compound annual growth rate for sales of approximately 3.3% with domestic sales growing at a slightly faster pace than international.  The projections also assume improved profitability from continued efforts to reduce cost.  We made an allocation of the reorganization value to our various asset classes which included certain estimates and judgments.  Significant assumptions and estimates used in determining the reorganization value and in the allocation of the reorganization value to our various asset classes are as follows:

•                  In determining the $518 million reorganization value we applied the income approach in order to determine return and growth rate assumptions for the identifiable intangible assets.  The income approach is predicated on developing either cash flow or income projections over the useful lives of the assets, which are then discounted for risk and time value.  Our income approach began with the same assumptions that were used in bankruptcy court proceedings regarding Company revenues, earnings before interest, taxes, depreciation and amoritization and capital expenditures.  These forecasts for cash flow and income were for 2003 through 2006; for years beyond 2006, we assumed a 3% terminal growth rate.  The resulting net cash flows were then discounted to a present value with a discount rate of approximately 26%.

•                  Work-in-process and finished goods inventories were recorded at their respective selling prices less costs to complete, costs of disposal and a reasonable profit on the selling effort, as applicable.

•                  Fixed assets were recorded at their estimated fair value based upon management estimates and third party appraisals.  Our estimates were based upon the market or cost approaches which estimate value based upon market prices in actual transactions or replacement value, respectively.

•                  Identifiable intangible assets were recorded at their estimated fair value based upon management estimates and third party appraisals.  Our estimates were based upon the income approach.  Forecasts for cash flow and income were for 2003 through 2006; for years beyond 2006, we assumed a 3% terminal growth rate. The resulting net cash flows were then discounted to a present value with a discount rate of approximately 26%.  For our trademarks and patents, we assumed that 80% and 12%, respectively, of the company’s revenue is derived with the benefit of the trademark and patent portfolios.  With regards to our customer relationships we assumed a 20 year life for the domestic relationships and a ten year life for international relationships and a straight line estimate for customer attrition.  The resulting net revenue was attributed to the customer relationships as of the valuation date.

•                  The excess of the reorganization value over identifiable assets was recorded as goodwill.

We have provided below selected financial data derived from our audited consolidated financial statements at December 31, 2004 (“Actual”) and selected projected financial data from our January 17, 2003 disclosure statement (“Projected”).  While we have provided additional discussion related to the early years of our turnaround efforts below, the more significant items adversely impacting our 2004 loss before income tax provision where we anticipate improvements in future periods and their approximate impacts are as follows: sales and marketing programs of $13 million, including rebates; price decreases and material inflation of $11 million; process improvement, including facility rationalization and restructuring costs of $13 million; amortization of intangibles of $3 million; and interest expense of $5 million.

Selected year ended December 31, 2004 income
statement data (in thousands)

	Projected	Actual
Net sales	$425,000	$482,619
Operating income	57,526	8,134
Income (loss) before income tax provision	36,262	(18,570)
Net income (loss)	$20,294	$(23,977)

In the early years of our turnaround efforts, several items adversely influenced our actual results of operations as compared to our projections discussed above.  Most notably, while the Company experienced the sales volumes higher than forecasted, the associated benefits of this growth were offset primarily by higher materials costs, increased rebate expense related to a distributor incentive program subsequently established which extend through 2006, increased short-term spending associated with our subsequent decision to consolidate two of our manufacturing operations while also establishing a new national distribution center, unplanned incremental investment in sales, general and administrative expenses funding accelerated new product development as well as incremental expansion and development of international markets, legal costs associated with patent and trademark matters and information system and organization improvements. Additionally, increased restructuring charges related to severance costs, amortization expense related to intangible assets with definite lives and interest expense as a result of higher debt levels have adversely impacted results.

We believe that these items and market conditions will improve over the next few years and have considered both the initial conditions and incremental expense as well as related anticipated improvements in our annual goodwill impairment analysis and when considering whether an indication of long-lived asset impairment exists. Specifically, while impacting our 2004 and 2005 first half results of operations, we have demonstrated the ability to pass through material cost increases such as commodity based price increases in the form of pricing and surcharge increases, although there is typically a time lag between the impact of the cost increases and the effectiveness of the related price increases to our customers. In addition, the Company anticipates benefiting from cost improvements and growth opportunities associated with the investments in the indicated plant consolidation, national distribution center, incremental new products, markets and our information technology infrastructure.

We conducted our most recent annual goodwill impairment test during the fourth quarter of 2004 with the assistance of an independent, third party valuation service.  In doing so, we used comparable market values, market prices and the present value of expected future cash flows to estimate fair value.  This required us to make significant judgments and estimates about future conditions in arriving at our estimates of future cash flows.  Included in our analysis were actual results for the nine months ended September 30, 2004 and expected results for the twelve months ended December 31, 2004 and 2005.  In addition, and as previously discussed, we included judgments and estimates regarding changes and improvements in items and market conditions adversely impacting the early years of our turnaround efforts.  As a result of our procedures we estimated a fair value of the business enterprise for Thermadyne and concluded that no adjustment to the carrying value of our goodwill was necessary as of December 31, 2004.

For the Staff’s convenience, our accounting policies related to goodwill and long-lived asset impairment testing are as follows:

We have applied the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” in our accounting treatment for our goodwill and intangible assets and, accordingly, evaluate their remaining useful life and test them for impairment on an annual basis or more frequently as impairment indicators arise.  Any changes in our estimates related to these assets and impacts to our Consolidated Financial Statements will be disclosed pursuant to the provisions of SFAS 142.  In addition, we review the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Note 11.  Warrants, page F-22

7.                                      In connection with the Restructuring and the settlement of the various creditor classes in the Chapter 11 bankruptcy proceeding, we note that you issued three classes of warrants.  Please tell us and revise to disclose the fair value of the warrants issued.  Additionally, address both the method and the significant assumptions applied in determining the fair value.

Response:

As the Staff notes, the Company issued three classes of warrants in connection with our Restructuring.  As of the opening fresh-start balance sheet date, the fair value of the classes of warrants were as follows: Tranche A, Tranche B and Tranche C were estimated to be $2.5 million, $1.5 million and $0, respectively.  The fair value of the warrants was estimated using the Black Scholes option pricing method with the following significant assumptions:

Risk free rate of return	5.0%

Volatility	35.0%

Shares issued on the effective date	13.3	million

New Common Stock midpoint value	$13.85	per share

The unexercised Tranche A warrants expired on May 23, 2004.

Additionally, we have expanded our disclosure in our June 30, 2005 Condensed Consolidated Financial Statements on Form 10-Q filed with the Commission on August 9, 2005 to include disclosures related to the fair value of the warrants.

Note 16.  Segment Information, page F-31

8.                                      Please revise the long-lived asset disclosure to include only tangible assets as required by paragraph 38b of SFAS 131.

Response:

Effective with our June 30, 2005 Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005, we have revised our long-lived asset disclosure to include only tangible assets for all periods presented in Note 13 “Segment Information.”

Note 17.  Contingencies, page F-32

9.                                      Please revise to provide more details of the manganese-induced illness lawsuits, including the number of claims filed each period, the number of claims pending at the end of each period and the number of claims dismissed, settled or otherwise resolved each period.  Provide details of the estimated range of losses related to these matters, the amounts accrued in the financial statements and the basis for this accrual.  Clarify whether the accrual considers the amount of any anticipated insurance or other indemnification rights and the basis for this.  Refer to SAB Topic 5-Y.

Response:

In our June 30, 2005 Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005, specifically Note 17 “Contingencies” and in Part II, Item 1 “Legal Proceedings”, we have provided additional disclosures of the manganese-induced illness lawsuits.  Our products involved in the claims represent a small part of our overall business.  With respect to future filings, the Company will continue to monitor such matters and modify the related disclosures as required.  The disclosures that have been provided are as follows:

“At June 30, 2005, the Company was a co-defendant in cases alleging manganese-induced illness involving claims by approximately 954 plaintiffs, which is a net increase of 84 claims from March 31, 2005. In each instance, the Company is one of a large number of defendants. The claimants in cases alleging manganese- induced illness seek compensatory and punitive damages, in most cases for unspecified sums. The claimants allege that exposure to manganese contained in welding consumables caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. Many of the cases are single plaintiff cases but some multi-claimant cases have been filed, including alleged class actions in various states. At June 30, 2005, cases involving 188 claimants were filed in or transferred to federal court where the Judicial Panel on MultiDistrict Litigation has consolidated these cases for pretrial proceedings in the Northern District of Ohio (the “MDL Court”).

Since January 1, 2003, the Company has been a co-defendant in other similar cases that have been resolved as follows: 26 of those claims were dismissed.

Plaintiffs have filed class actions seeking medical monitoring in five state courts, three of which have been removed to the MDL Court.

In less than ten of the cases have plaintiffs produced medical information showing claimed injuries.  In addition in only about 11% of these cases has the plaintiff identified the Company as a manufacturer of the products the plaintiff used.  As such there is inadequate information available to estimate the liability and therefore none has been recorded as of June 30, 2005.

The Company has notified its insurance carriers of these claims.  The Company expects its insurers to respond and defend these claims.

10.                               We note on page 12 that you state you have in the past and may in the future be named a potentially responsible party of certain off-site disposal sites.  Please tell us and revise to disclose if you are presently named as a potentially responsible party (PRP).  If you are presently named as a PRP please clarify the number of claims filed and the status of each of these claims.  Provide more details of the exposure related to the PRP sites, including the amounts accrued related to these matters and the basis for the accrual.  Additionally, clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition.  Please note that if there is at least a reasonable possibility that loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made.  Refer to SAB Topic 5-Y and SOP 96-1.

Response:

In our June 30, 2005 Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005, specifically, Note 17 “Contingencies” and in Part II, Item 1 “Legal Proceedings” we have provided more details of the current status related to the Company being named as a potentially responsible party of certain off-site disposal sites.  With respect to future filings, the Company will continue to monitor such matters and modify the related disclosures as required.

The disclosures provided are as follows:

“The Company is party to certain environmental matters and has been named as a potentially responsible party (“PRP”) in certain of these matters, although no related claims have been filed.  Any losses recognized as of June 30, 2005 and expected losses are not expected to have a material adverse effect on the Company’s business or financial condition or results of operations.

All other legal proceedings and actions involving the Company are of an ordinary and routine nature and are incidental to the operations of the Company.  Management believes that such proceedings should not, individually or in the aggregate, have a material adverse effect on the Company’s business or financial condition or on the results of operations.”

Form 10-Q for the period ended March 31, 2005

11.                               Please address the above comments in the Form 10-Q, as applicable.

Response:

With respect to several of the prior items raised by the Staff, and to the extent possible, the Company has revised the disclosures in our June 30, 2005 Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005.  Specifically the Staff’s comments that have been addressed in the Company’s June 30, 2005 Quarterly Report are included in our responses to Comments 3,7,8, 9 and 10.

Form 8-K dated April 28, 2005

12.                               We reference the discussion of non-GAAP measures throughout the Form 8-K and the reconciliation of GAAP to non-GAAP information on pages 7 and 9, including non-GAAP measures for operating EBITDA, gross margin excluding depreciation and selling, general and administrative expense excluding depreciation and severance.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented.  Please revise future filings to include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•                                          The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•                                          The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                                          The economic substance behind management’s decision to use the measure; and

•                                          The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Please note that these disclosures an required for each measure presented that differs from the most directly comparable GAAP measure.  Please provide us with a sample of your proposed disclosure.

Response:

We have reviewed and modified our discussion of non-GAAP measures included on our most recent Form 8-K furnished to the Commission on August 9, 2005.  A sample of the discussion that was included on Form 8-K is provided below.  With respect to the presentation of GAAP measures and non-GAAP measures, our response to Comment 13 below provides an example of the presentation of non-GAAP measures and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.  This disclosure was also included on our most recent Form 8-K furnished to the Commission on August 9, 2005.

An example of the discussion included in “Comparison of Results” in the Form 8-K is as follows:

“Included in the following discussion of operations is a comparison of results to prior periods on a basis consistent with generally accepted accounting principles (GAAP) and on a non-GAAP basis. While a non-GAAP measure, management believes Operating EBITDA (as defined herein) enhances the reader’s understanding of underlying and continuing operating results in the periods presented. Operating EBITDA and its components provide principal elements reviewed and relied upon by management in evaluating the Company’s results of operations. Management specifically focuses on measures such as operating spending levels and efficiencies and less so on non-cash items such as depreciation and periodic inventory and other adjustments such as LIFO charges in managing the Company. Additionally, these non-GAAP measures are commonly used to value the business by investors and lenders. As both gross margin and selling, general and administrative expense are basic components in arriving at Operating EBITDA, each is discussed on a GAAP and non-GAAP basis. Such non-GAAP measurements are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. A reconciliation of GAAP measurements to non-GAAP can be found at the end of this release.”

13.                               In action, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).  The discussion of operating EBITDA focuses on the non-GAAP measures and does not include a discussion of similar GAAP measures with equal or greater prominence.  Please revise future filings and provide us with a sample of your proposed disclosure.

Response:

Where we believe necessary, we have reviewed and modified our disclosures of non-GAAP measures and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP that were included on our most recent Form 8-K furnished to the Commission on August 9, 2005.  The disclosure that was included on Form 8-K is provided below:

An example of the disclosure included in the Form 8-K is as follows:

Determination of Operating EBITDA (1)

	3 months ended:				6 months ended:
	June 30,		June 30,		June 30,		June 30,
	2005	% Sales	2004	% Sales	2005	% Sales	2004	% Sales
Net sales	135,072		123,210		261,113		239,898

Gross Profit Reconciliation
- Gross Profit as Reported	$34,140	25.3%	$36,737	29.8%	$72,158	27.6%	$71,362	29.7%
- Plus Depreciation Allocable to Cost of Goods Sold	3,579		3,351		6,659		6,850
- Non-cash inventory adjustments, net (including LIFO)	1,935		(12)		1,935		(12)
- Gross Profit Excluding Depreciation and non-cash inventory adjustments	$39,654	29.4%	$40,076	32.5%	$80,752	30.9%	$78,200	32.6%

Sales, General and Administrative Expense Reconciliation
- Sales, General and Administrative as Reported	$28,693	21.2%	$28,615	23.2%	$56,725	21.7%	$54,856	22.9%
- Less Depreciation Allocable to Selling, General and Administrative Expenses	(1,402)		(1,773)		(2,985)		(3,488)
- Less Severance	(75)		—		(807)		—
- Sales, General and Administrative Expenses excluding Depreciation and Severance	$27,216	20.1%	$26,842	21.8%	$52,933	20.3%	$51,368	21.4%

Operating EBITDA (1)	$12,438	9.2%	$13,234	10.7%	$27,819	10.7%	$26,832	11.2%

(1) A non-GAAP measure

In addition, the Comment Letter sought certain declarations from Thermadyne.  As such, we hereby declare and note the following:

•                                          Thermadyne is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Thermadyne may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (636) 728-3107 or John L. Gillis, of Armstrong Teasdale LLP, outside counsel to Thermadyne, by telephone at (314) 342-8007.

Sincerely,

/s/ David L. Dyckman

David L. Dyckman
Executive Vice President and Chief Financial Officer